

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Kevin R. Mandia
Chief Executive Officer
Mandiant, Inc.
11951 Freedom Drive, 6th Floor
Reston, VA 20190

      Re: Mandiant, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed March 31, 2022
          File No. 001-36067

Dear Mr. Mandia:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed March 31, 2022

Projected Financial Information, page 59

1.   We note that Mandiant management prepared and provided the board with financial projections and that these financial projections were also provided to Goldman Sachs for purposes of performing a financial analyses in connection with rendering the fairness opinion to the Mandiant Board. The financial projections reflect numerous assumptions and estimates. Revise to disclose and quantify all material underlying assumptions and estimates that were used to prepare these projections. Similarly, to provide investors with sufficient information to assess the projections, disclose the various execution and other risks that management considered when drafting the projections, as referred to on pages 39 and 42.

2.   Your disclaimer on page 60 suggests that you are under no obligation to update the disclosure regarding the financial projections "even if any or all of the assumptions underlying the Projected Financial Information are shown to be in error or no longer

appropriate." Provide us with the legal basis for this assertion or remove this disclaimer. Refer generally to Item 10(b)(3)(iii) of Regulation S-K.

3. We note that the forecast period covers a period of 14 years. With a view toward expanded disclosure, please tell us the factors Mandiant management considered in determining that the financial projections were prepared on a reasonable basis in light of this extended forecast period. Additionally, to the extent the projections are inconsistent with Mandiant's historic operating trends, provide supplemental disclosure explaining why the anticipated change in trends is reasonable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitch Austin, Staff Attorney, at (202) 551-3574 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology